Exhibit 99.134

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES 2009 YEAR END RESULTS, CONTINUED
EXPLORATION AND DEVELOPMENT SUCCESS, TIMMINS MINE TO ACHIEVE
COMMERCIAL PRODUCTION IN 2010

TORONTO, ONTARIO—(Marketwire — March 10, 2010) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or “the Company”) today reported financial and operating results for the fiscal year and fourth quarter ended December 31, 2009. Key operating highlights of 2009 and to date 2010 are provided below.

•                             Completed acquisition of West Timmins Mining (“West Timmins”), consolidating Thunder Creek and adding an additional 120 square kilometers along western extension of Timmins mining camp, as well as attractive properties in Mexico. Also, acquired 28 square kilometers of highly prospective land around Bell Creek property.

•                             Sinking of the Timmins Mine shaft was completed to a depth of 710 metres in March 2010. Initial development into the Ultramafic Zone mineralization from the 650 Level was completed in 2009. Work to date including diamond drilling, sampling and drifting shows widths and grades of mineralization to be consistent with resource estimates derived from previous surface drilling. On February 18, 2010, diamond drilling confirmed the extension of the Timmins Mine mineralization 130 metres down plunge and 100 metres to the west within a newly emerging fold nose.

•                             Thunder Creek advanced underground exploration program commenced in October 2009. As of March 9, 2010, the drift to Thunder Creek from Timmins Mine 200 Level was driven approximately 560 metres, and the drift from 650 Level was driven 280 metres. The Company expects the drifts to reach the Thunder Creek mineralization in June and September 2010, respectively.

•                             Bell Creek Mill expanded to 1,500 tonnes per day capacity by end of third quarter 2009. A total of 7,700 ounces of gold was produced from 2009 advanced exploration activities at the Timmins Mine.

•                             Underground advanced exploration program commenced at the Bell Creek Complex. As of March 9, 2010, the Bell Creek shaft and mine workings were de-watered to a depth of 255 metres, and the Bell Creek ramp from surface was advanced to a vertical depth of 180 metres.

•                             Encouraging exploration results from surface diamond drilling reported from both Thunder Creek and Bell Creek Complex.

•                            At Thunder Creek, results included 12.75 gpt over 83.40 metres in TC09-68b. On January 26, 2010, mineralization extended a further 110 metres to depth, presence of high-grade core confirmed and new westerly plunging zone discovered. On February 18, 2010, Rusk Horizon intersected 1,700 metres below surface, 700 metres below previous deepest intercept.

•                           Surface diamond drilling at Bell Creek in 2009 discovered a large new gold system at depth, and the potential to expand the existing mineralization along strike. On January

18, 2010, the new gold system was extended to below 1,300 metres down plunge and by 70 metres to the west.

Project spending in 2009, including exploration expenditures of $18.7 million, was $95.2 million (net of $6.1 million gold sales in 2009 and $2.8 million gold sales in 2010 related to 2009 advanced exploration activity, and excluding non-cash charges and changes in working capital), compared to the budget of $89.0 million. At December 31, 2009, Lake Shore Gold had cash and cash equivalents of $132.9 million, excluding $4.8 million posted in letters of credit.

OUTLOOK

In 2010, Lake Shore Gold will continue to carry out advanced exploration programs at the Company’s 100% owned Timmins Mine, Thunder Creek and Bell Creek Complex properties, with plans to achieve commercial production at the Timmins Mine during the fourth quarter and to access mineralization underground at the Thunder Creek and Bell Creek projects in the second quarter.

The Company now expects to produce approximately 50,000 ounces at the Timmins Mine, with an additional 15,000 ounces expected to come from the Thunder Creek and Bell Creek advanced exploration projects. The Company anticipates ending 2010 at a monthly production rate of 10,000 ounces with further production growth throughout 2011.

The revised 2010 estimate for ounces derived from underground advanced exploration reflects a change in priorities emphasizing increased underground waste development, diamond drilling and infrastructure plans necessary to support the preparation of 43-101 compliant resource estimates at both Thunder Creek and Bell Creek. At Bell Creek, the Company confirmed the presence of a large new gold system at depth and will undertake an evaluation of the project to define the resources and design a mine plan to reflect the larger scale project including the potential to develop a new shaft to depth. The additional development and infrastructure work will position the Company to maximize and sustain annual gold production at both Thunder Creek and Bell Creek.

Gold production during 2010 will be weighted to the second half of the year as work at Timmins Mine is currently focused on drifting to Thunder Creek and completing the shaft change over. Work at Thunder Creek continues to advance on schedule with high-grade mineralization at the 295 Level expected to be intersected by the end of June 2010 and mineralization at the 680 Level expected to be reached by the end of the third quarter of 2010. Refurbishing of the Bell Creek mine workings will be completed and the ramp driven to the 400 metre level by year end, with exploration development along the main “North A” vein planned in the fourth quarter. The Company has achieved considerable exploration success at Bell Creek, which is resulting in a re-evaluation of the project to potentially become a larger-scale operation from that previously envisioned.

Exploration spending in 2010 is now expected to total $31.0 million, involving more than 250,000 metres of surface and underground drilling and an additional program for Mexican exploration. Project spending in 2010, excluding exploration, is forecasted at $115.0 million (before net proceeds from anticipated gold sales). The capital program has been reduced from $134 million as the Company undertakes a staged increase in milling capacity at Bell Creek to 2,000 tonnes per day and reducing capital at Vogel to focus on maximizing production at Bell Creek.

Anthony (Tony) Makuch, President and CEO of Lake Shore Gold, commented: “We are excited about bringing the Timmins Mine into commercial production in 2010. The revised plan to focus our underground exploration program on completing mineral resource estimates for Thunder Creek and Bell Creek will result in less gold produced in 2010 than previously anticipated. However, this establishes the foundation for maximizing value and helps to fast track these projects to commercial production.”

“On the exploration front, we continue to be very encouraged, having recently extended the Timmins Mine mineralization at depth and to the west, and also discovered a newly emerging fold nose system. The Thunder Creek Rusk Horizon has been intersected at a 1,700 metre depth and a new westerly plunging mineralized system has been discovered at Thunder Creek. We also continue to expand the new gold system at Bell Creek, and have begun drilling along the Gold River Trend, which represents the southern extension of the Timmins West Complex. At Casa Berardi, we will earn our 50% interest in the optioned property this year, and now plan to carry out preliminary exploration on the highly prospective Mexican projects obtained through the West Timmins transaction.”

Operations Review — 2009

Project and Exploration Spending ($’000)	Year ended December 31, 2009*

Resource property and deferred exploration
Timmins Mine	$53,888
Bell Creek Mill	11,634
Bell Creek mine and exploration properties	22,355
Thunder Creek (including advanced exploration)	4,501
Casa Berardi net	1,049
Other projects	354
$93,781
Property, Plant and equipment
Timmins Mine	6,017
Bell Creek Mill	1,220
Bell Creek Mine	3,086
$10,323

Project and Exploration Spending	$104,104
2009 gold sales	$(6,095)
2010 gold sales, related to 2009 mining activities	(2,813)

Net Project and Exploration Spending	$95,196

*     Net Project and Exploration Spending reported exclude values allocated to resource properties on acquisition of West Timmins ($563.6 million) and Bell Creek West properties ($21.9 million), noncash charges of $4.1 million for resource property and deferred exploration and net $7.1 million for property, plant and equipment and changes in working capital.

Timmins Mine Project

During the year ended December 31, 2009, the Company spent $53.8 million (net of $6.1 million in gold sales in 2009) on the Timmins Mine project (including advanced exploration, ramp and ore development and exploration drilling expenditures as well as $6.0 million on property, plant and equipment) or $51.0 million factoring in 2010 gold sales related to 2009 mining activities are included.

During 2009, the Company’s net spending on advanced exploration at Timmins totaled $22.6 million (including $3.5 million for property, plant and equipment). Work on the Timmins Mine 650 Level at the end of 2009 included ramp development to the 630 level, drifting to Thunder Creek, definition diamond drilling, chip and muck sampling of development faces and geologic mapping. Results from diamond drilling, sampling, mapping and development are still ongoing, but suggest that the overall trend for grades and widths of the mineralization in this area is similar to that predicted by the Resource and Reserve model that supports the most recent National Instrument 43-101 report.

The Timmins ramp advanced to a vertical depth of 200 metres, as of the end of 2009, in line with the Company’s target for the year. So far in 2010, the ramp has advanced to a vertical depth of 230 metres (1,600 metres of advance). Work in the ramp during 2009 focused on stope development and advanced exploration work to define and expose the vein systems in the vein zones. Drilling in the ramp above 170 metres in 2009 indicated that overall shapes for the zones are not as continuous as expected based on the original surface drilling resulting in lower tonnes and grades. Project net spending related to the ramp during 2009 totalled $22.7 million (including $2.5 million for property, plant and equipment).

Bell Creek Mill

The Bell Creek Mill was made operational in December 2008 at a capacity of 800 tonnes per day and expanded to 1,500 tonnes per day in the third quarter of 2009. Processing of low-grade material from development and advanced exploration work in the Timmins Mine ramp commenced at the Bell Creek Mill near the end of the first quarter of 2009. The Mill was initially operated in campaigns by processing ore as stockpiles were established. The Mill is now operating on a more continuous basis as deliveries from the Timmins Mine increase, both from the ramp and shaft.

Spending at the Bell Creek Mill in the year ended December 31, 2009 totaled $12.9 million (including $1.2 million on property, plant and equipment) including capitalized processing costs as well as new surface buildings, the construction of a cyanide destruction plant and other mill improvements and repairs.

Bell Creek Mine, Vogel and Schumacher

The Company’s project spending at the 100% owned Bell Creek Mine and contiguous Vogel and Schumacher properties for 2009 were $25.4 million, of which $17.3 million is related to the Bell Creek Complex advanced exploration program (including $3.1 million for property, plant and equipment) and $8.1 million to exploration.

In May 2009, the Company commenced an advanced exploration program at the Bell Creek Complex. As of the end of February 2010, the Bell Creek shaft and workings from previous mining had been de-watered to a depth of 255 meters with the remaining 37 meters to shaft bottom being used as a sump. The ramp at Bell Creek had advanced a total of 1,200 metres, to a vertical depth of 200 metres, and had accessed mine workings at Bell Creek at the 180 metre Level.

Exploration Expenditures

Exploration spending for the year ended December 31, 2009 totaled $18.7 million (representing 128,016 metres of drilling) and included $5.7 million at the Timmins Mine project, $3.5 million at

Thunder Creek, $8.1 million at the Bell Creek Complex, and $1.0 million at Casa Berardi, with the remainder at other projects.

During 2009, the Company announced results for a total of 124 drill holes, including wedge and extension holes, for a total of 58,388 metres.

At Thunder Creek, the most encouraging results were released on June 24, 2009 and included Hole TC09-68b, which intersected 12.75 gpt over 83.40 metres. Results released on August 25, 2009 included 12.17 gpt over 9.00 metres in TC09-68d with TC09-73 successfully extending the main porphyry structure, with gold mineralization, to a 1,125 metre vertical depth with potential existing for additional high-grade zones at this depth and below.

Subsequent to year end, additional drill results were released for Thunder Creek on January 26, 2010 which extended the mineralization at depth and down plunge, confirmed the presence of a high-grade core to the mineralization near the 650 Level and included the discovery of a new westerly trending zone. On February 18, 2010, the Company announced that Hole TM08-178f had intersected the Thunder Creek Rusk Horizon on the Timmins Mine property at a depth of 1,700 metres below surface, 700 metres below the previous deepest intercept.

At Bell Creek, results in 2009 included confirmation of a new gold system at depth and the significant potential along strike. Among results during the year were 5.13 gpt over 26.40 metres on November 5, 3009; 12.67 gpt over 14.5 metres, including 16.73 gpt over 10.00 metres on October 1, 2009; and 12.63 gpt over 11.65 metres on July 21, 2009. On January 18, 2010, new intersections were reported which expanded the large new gold system at Bell Creek to a depth below 1,300 m down plunge and by 70 metres to the west.

Also important to the Company’s 2009 drilling program was the completion of 31,053 metres of underground drilling at the Timmins Mine. Results of this drilling were released on August 24, 2009 and October 29, 2009 and confirmed previous drilling, identified high-grade lenses outside the existing resource, and indicated that the overall size and shape of the main Ultramafic Zone at Timmins Mine is similar to the existing resource model, with potential existing to add tonnes and ounces.

On February 18, 2010, results from surface drilling at Timmins Mine extended mineralization within a newly emerging fold nose by 130 metres down plunge and 100 metres to the west of previous limit for drilling on the property, suggesting significant potential exists to add new resources at Timmins Mine.

In addition to ongoing drilling at Timmins Mine, Thunder Creek and the Bell Creek Complex, the Company also recently initiated a drill program at the Thorne property along the Gold River Trend, representing the Company’s next significant exploration target in the Timmins Camp.

On February 16, 2010, the Company announced encouraging exploration results on its Casa Berardi optioned property, where it is earning a 50% interest from Aurizon Mines Ltd. Significant drilling results on the East Block included 2.33 gpt over 7.30 metres, which tested the east portion of the G Zone at a depth of 280 metres and 45 metres below the previously reported value of 8.58 gpt over 10.40 metres. Drilling on the West Block included 3.44 gpt over 3.91 metres at a vertical depth of 375 metres below surface. This new intersection is the most significant result from the limited drilling west of the Casa Berardi Mine Claim boundary and highlights the exploration potential for new discoveries along the Casa Berardi Fault trend.

More information about Lake Shore Gold’s full year 2009 and fourth quarter results and financial condition and liquidity is available in the Company’s consolidated financial statements and management’s discussion and analysis, which have been filed on sedar at www.sedar.com and posted to the Company’s website at www.lsgold.com.

Lake Shore Gold will also host a conference call and webcast on Thursday, March 11, 2010 at 9:00 am EST to discuss the Company’s 2009 performance and operating, development and exploration activities in 2010. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2216 or 866-226-1792
Replay number: 416-695-5800 or 800-408-3053
Replay ID: 4013424
Available until: 11:59pm, March 25, 2010

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is carrying out an underground advanced exploration program at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is currently commencing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, including the Bell Creek Mine, Schumacher and Vogel properties, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this Press Release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this Press Release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Press Release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in the Company’s MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Except where National Instrument 43-101 reserves have been established, there can be no guarantee that drill results reported in this news release will lead to the identification of deposits that can be mined economically.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com